UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus COVID-19 (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish material with the SEC under Exchange Act Sections 13(a), 13(f), 14(a), 14(f), 15(d) and Regulations 13A, 13D and 13G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1 and 14f-1, as applicable, if certain conditions are satisfied.

Midatech Pharma PLC (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, the Company's employees and external auditor have been asked to work remotely. As a result, the Company's books and records have not been easily accessible and communication among internal financial staff and external auditors has been challenging, resulting in delay in preparation and completion of its consolidated financial statements, which has hindered the Company’s ability to complete its review and prepare the Report. Notwithstanding the foregoing, the Company expects to file the Report no later than June 15, 2020.

Additional Risk Factor Disclosure

The Company, or third parties upon whom it depends, may be adversely affected by natural disasters and/or global health pandemics, and its business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in the Company’s operations and have a material adverse effect on its financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which it operates could have similar effects. If a natural disaster, health pandemic, or other event beyond the Company’s control occurred that prevented it from using all or a significant portion of its offices and/or lab spaces, damaged critical infrastructure, or that otherwise disrupted operations, it may be difficult for it to continue its business for a substantial period of time.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of novel coronavirus, COVID-19, originating in Wuhan, China and the risks to the international community as the virus spread globally beyond its point of origin, resulting in increased travel restrictions and extended shutdown of certain businesses in the region and certain other affected areas, including Europe. In March 2020, the WHO declared the COVID-19 outbreak a pandemic, which continues to spread throughout the world. The spread of this pandemic has caused significant volatility and uncertainty in U.S. and international markets. This has resulted in an economic downturn and may disrupt the Company’s business and delay its remaining clinical programs and timelines.

Should COVID-19 continue to spread in the territories where the Company operates, its business operations could be delayed or interrupted, particularly if a large portion of its employees become ill. COVID-19 may also affect employees of third-party organizations located in affected geographies that the Company relies upon to carry out its remaining clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at the Company’s third-party suppliers, which could result in delays or disruptions in the supply of drug product or other suppliers used in any clinical trials. In addition, the Company may take temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect the Company’s business.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. For example, the Company’s current clinical trial sites may be located in regions currently being afflicted by COVID-19. Some factors from the COVID-19 outbreak that the Company believes may adversely affect its drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as the Company’s clinical trial investigators, hospitals serving as the Company’s clinical trial sites and hospital staff supporting the conduct of the clinical trials, as applicable;

•	limitations on travel that interrupt key activities;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in the Company’s remaining clinical trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The impact of COVID-19 on the Company’s business is uncertain at this time and will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among other things, but prolonged closures or other business disruptions may negatively affect the Company’s operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Cautionary Note on Forward-Looking Statements

This Report on Form 6-K contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, our future financial or business performance or strategies, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of COVID-19 pandemic on our business, employees, shareholders and other stakeholders, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Please refer to our Annual Report on Form 20-F to be filed with the SEC as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC's website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: April 17, 2020	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer & Chief Financial Officer